Exhibit 99.1

IREN closes upsized $550 million convertible notes offering

SYDNEY, AUSTRALIA, June 13, 2025 (GLOBE NEWSWIRE) – IREN Limited (NASDAQ: IREN) (ACN 629 842 799) (“IREN”) today announced the closing of its offering of $550 million aggregate principal amount of 3.50% convertible senior notes due 2029 (the “notes”) in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

Key details of the transaction

•	Oversubscribed and upsized from $450 million to $500 million, plus $50 million greenshoe

•	Net proceeds of approximately $534.9 million

•	3.50% coupon, 30% conversion premium

•	No put option for investors in the notes (other than a customary put right in the case of certain fundamental changes)

•
Capped call transactions entered into in connection with the notes, which are generally expected to provide a hedge upon conversions up to an initial cap price of $20.98 per share, which represents a 100% premium (as compared to the 30% conversion premium under the notes)

•	Citigroup Global Markets Inc. and J.P. Morgan Securities LLC acted as active bookrunners

Oversubscribed and upsized

In response to strong investor demand, IREN upsized the initial offering size of $450 million aggregate principal amount of notes to $500 million, and the initial purchasers fully exercised their option to purchase an additional $50 million aggregate principal amount of the notes. The notes were issued pursuant to, and are governed by, an indenture, dated as of June 13, 2025, between IREN and U.S. Bank Trust Company, National Association, as trustee.

Use of proceeds

The net proceeds from the offering are approximately $534.9 million, after deducting the initial purchasers’ discounts and commissions and IREN’s estimated offering expenses.

IREN intends to use the net proceeds as follows:

•	Approximately $53.8 million to fund the cost of the capped call transactions (described below)

•	Approximately $92.5 million to fund the cost of the prepaid forward transaction (described below)

•	General corporate purposes and working capital

Capped call transactions

In connection with the pricing of the notes and the exercise by the initial purchasers of their option to purchase additional notes, IREN entered into privately negotiated capped call transactions with certain of the initial purchasers or their affiliates and certain other financial institutions (the “option counterparties”). The capped call transactions cover, subject to anti-dilution adjustments, the number of ordinary shares of IREN that initially underlie the notes.  The cap price of the capped call transactions is initially $20.98 per share, which represents a premium of 100% over the last reported sale price of IREN’s ordinary shares of $10.49 per share on June 10, 2025, and is subject to certain adjustments under the terms of the capped call transactions.

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The capped call transactions are expected to generally reduce the potential dilution to IREN’s ordinary shares upon any conversion of the notes and/or offset any potential cash payments IREN is required to make in excess of the principal amount of converted notes, as the case may be, with such offset and/or reduction subject to a cap price. If, however, the market price per ordinary share of IREN, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions. The capped call transactions will be solely cash settled unless certain conditions are satisfied.

Prepaid forward transactions

In connection with the pricing of the notes, IREN also entered into a prepaid forward share purchase transaction (the “prepaid forward transaction”) with one of the initial purchasers of the notes or its affiliate (the “forward counterparty”), pursuant to which IREN purchased approximately $92.5 million of its ordinary shares (based on the last reported sale price of IREN’s ordinary shares on the pricing date), for settlement shortly after the maturity date of the notes, subject to any early settlement, in whole or in part, of the prepaid forward transaction. The prepaid forward transaction will be solely cash settled unless certain conditions are satisfied.

The prepaid forward transaction is generally intended to facilitate privately negotiated derivative transactions, including swaps, between the forward counterparty or its affiliates and investors in the notes relating to IREN’s ordinary shares by which investors in the notes will establish short positions relating to IREN’s ordinary shares and otherwise hedge their investments in the notes. As a result, the prepaid forward transaction is expected to allow the investors to establish short positions that generally correspond to (but may be greater than) commercially reasonable initial hedges of their investment in the notes. In the event of such greater initial hedges, investors may offset such greater portion by purchasing IREN’s ordinary shares on or shortly after the day IREN prices the notes.

No registration

The notes were only offered and sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the notes and any of IREN’s ordinary shares issuable upon conversion of the notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes and any such shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes or any of IREN’s ordinary shares issuable upon conversion of the notes, nor will there be any sale of the notes or any such shares, in any state or other jurisdiction (including the United States and Australia) in which such offer, sale or solicitation would be unlawful.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the completion of the offering and the expected amount and intended use of the net proceeds. Forward-looking statements represent IREN’s current expectations, beliefs, and projections regarding future events and are subject to known and unknown uncertainties, risks, assumptions and contingencies, many of which are outside IREN’s control and that could cause actual results to differ materially from those described in or implied by the forward-looking statements. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the offering and risks relating to IREN’s business, including those described in periodic reports that IREN files from time to time with the SEC. IREN may not consummate the offering described in this press release and, if the offering is consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds after funding the cost of entering into the capped call transactions and financing the prepaid forward as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and IREN does not undertake any obligation to update the forward-looking statements included in this press release for subsequent developments, except as may be required by law. For a further discussion of factors that could cause IREN’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in IREN’s Annual Report on Form 20-F for the year ended June 30, 2024, as amended on Form 20-F/A and other risks described in documents filed by IREN from time to time with the Securities and Exchange Commission.

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About IREN

IREN is a vertically integrated data center business powering the future of Bitcoin, AI and beyond utilizing 100% renewable energy. Strategically located in renewable-rich, fiber-connected regions across the U.S. and Canada, IREN’s large-scale, grid-connected facilities are purpose-built for the next generation of power-dense computing applications.

•	Power & Land Portfolio: 2,910MW of grid-connected power secured across >2,000 acres in the U.S. and Canada, with an additional multi-gigawatt development pipeline.

•	Next-Generation Data Centers: 660MW of operating data centers expanding to 885MW in 2025, underpinning three verticals: Bitcoin Mining, AI Cloud Services and AI Data Centers.

•	Bitcoin Mining: one of the world’s largest and lowest-cost Bitcoin producers with 41 EH/s of capacity, expanding to 50 EH/s in 2025.

•	AI Cloud Services: delivering high performance cloud compute to AI customers with 1,896 NVIDIA H100 & H200 GPUs.

•	AI Data Centers: end-to-end design, construction and operation of data center infrastructure tailored for AI workloads, with up to 50MW (IT load) liquid cooled capacity scheduled for delivery in 2025.

Contacts

Media Megan Boles Aircover Communications +1 562 537 7131 megan.boles@aircoverpr.com Jon Snowball Sodali & Co +61 477 946 068 +61 423 136 761	Investors Mike Power IREN mike.power@iren.com

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